UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Osprey Bitcoin Trust
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Units of Fractional Undivided Beneficial Interest
(Title of Class of Securities)

68839C206
(CUSIP Number of Class of Securities)

Gregory D. King

Osprey Funds, LLC, as Sponsor of Osprey Bitcoin Trust
1241 Post Road, 2nd Floor

Fairfield, CT 06824
(914) 214-4697
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Erin E. Martin, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW

Washington, DC 20004

(202) 739-3000

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Osprey Bitcoin Trust, a Delaware Statutory Trust (the “Trust”), on January 11, 2024 (the “Original Schedule TO”), as amended and supplemented by the Amendment No. 1 to the Tender Offer Statement, filed with the SEC on January 16, 2024 (“Amendment No. 1,” and together with the Original Schedule TO, and this Amendment No. 2, the “Schedule TO”) in connection with the offer to purchase up to 20% or 1,668,107 outstanding common units of fractional undivided beneficial interest in the Trust (the “Units”) at net asset value.

The Trust’s tender offer (the “Offer”) is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 11, 2024, and previously filed as Exhibit (a)(1)(i) (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal, dated January 11, 2024, and previously filed as Exhibit (a)(1)(ii), and other related materials as may be amended or supplemented from time to time.

This Amendment No. 2 is being filed to amend and supplement the Schedule TO and in accordance with Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 2 by reference. Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Schedule TO

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits and to update the Exhibit Index accordingly:

Exhibit No.	Description

(d)(2)	Amendment to Trust Agreement, dated as of April 15, 2022, between Osprey Funds, LLC and Delaware Trust Company (incorporated by reference to Exhibit 3.01 to the Current Report on Form 8-K filed by Osprey Bitcoin Trust on April 20, 2022).
(d)(3)	Amendment to the Trust Agreement, dated as of January 18, 2024, by and among Osprey Funds, LLC and Delaware Trust Company. (incorporated by reference to Exhibit 3.01 to the Current Report on Form 8-K filed by Osprey Bitcoin Trust on January 23, 2024).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

Offer to Purchase

The Offer to Purchase and the corresponding Items of the Schedule TO into which such information is incorporated by reference are hereby amended as follows:

In Section 8 (Certain Information About the Trust), the fifth sentence of the first paragraph is hereby amended and restated as follows:

The Sponsor is responsible for the day-to-day administration of the Trust pursuant to provisions of the Second Amended and Restated Declaration of Trust and Trust Agreement dated November 1, 2020, as amended by the Amendment to the Trust Agreement dated April 15, 2022, and the Amendment to the Trust Agreement dated January 18, 2024.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Osprey Funds, LLC as Sponsor of Osprey Bitcoin Trust

		By:	/s/ Gregory D. King
Gregory D. King
Chief Executive Officer

Date:	January 23, 2024

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Exhibit Index

Exhibit No	Description
(a)(1)(i)*	Offer to Purchase, dated January 11, 2024.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 11, 2024.
(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 11, 2024.
(a)(1)(vi)*	Summary Advertisement, dated January 11, 2024.
(a)(1)(vii)*	Tweet from Gregory D. King, January 12, 2024.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(d)(1)	Second Amended and Restated Declaration of Trust and Trust Agreement (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form 10 filed by Osprey Bitcoin Trust on September 21, 2022).
(d)(2)	Amendment to Trust Agreement, dated as of April 15, 2022, between Osprey Funds, LLC and Delaware Trust Company (incorporated by reference to Exhibit 3.01 to the Current Report on Form 8-K filed by Osprey Bitcoin Trust on April 20, 2022).
(d)(3)	Amendment to the Trust Agreement, dated as of January 18, 2024, by and among Osprey Funds, LLC and Delaware Trust Company (incorporated by reference to Exhibit 3.01 to the Current Report on Form 8-K filed by Osprey Bitcoin Trust on January 23, 2024).
(g)	Not applicable.
(h)	Not applicable.
107*	Calculation of Filing Fees.

* Previously filed.

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